Exhibit 99.18

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

HELD ON MAY 16, 2018

The Annual Meeting of shareholders of Theratechnologies was held on Wednesday, May 16, 2018 at 10:00 a.m., at Musée McCord located at 690 Sherbrooke Street West, Montreal, Québec, Canada. Six shareholders and/or proxy holders were present at the meeting, in person or by proxy, holding 46,267,482 common shares of Theratechnologies, representing approximately 61.58% of the total votes attached to all issued and outstanding shares of Theratechnologies as of the record date on April 11, 2018.

Election of Directors

All six directors proposed for election at the Annual Meeting were elected on a vote by show of hands. All of the candidates were elected by a majority of the votes cast by the shareholders present or represented by proxy at the meeting. The directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management for the election of directors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Gérald Lacoste	24,223,579	98.47	375,875	1.53
Dale Weil	24,508,583	99.63	90,871	0.37
Paul Pommier	23,986,098	97.51	613,356	2.49
Dawn Svoronos	24,390,091	99.15	209,363	0.85
Jean-Denis Talon	24,389,887	99.15	209,567	0.85
Luc Tanguay	24,388,837	99.14	210,617	0.86

Appointment of Auditors

The resolution to appoint KPMG LLP, chartered accountants, as Theratechnologies’ auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration, was adopted on a vote by show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by management for the appointment of the auditors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Auditors	45,332,446	99.19	368,313	0.81